Exhibit 12.1

DURECT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred dividend requirements for each of the periods indicated (in thousands):

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net loss	$(43,907)	$(24,339)	$(33,327)	$(18,128)	$(27,637)
Fixed charges	1,636	3,456	4,496	5,502	5,661
Less: Interest capitalized	—	—	—	—	—

Total Earnings:	$(42,271)	$(20,883)	$(28,831)	$(12,626)	$(21,976)

Fixed Charges:
Interest expense	789	2,625	3,436	4,363	4,463
Portion of rent expense representative of interest	847	831	1,060	1,139	1,198

Total Fixed Charges	$1,636	$3,456	$4,496	$5,502	$5,661

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $43,907, $24,339, $33,327, $18,128, and $27,637 for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively.